EXHIBIT 22.1

The following subsidiary of Sabra Health Care REIT, Inc. (the “Company”) will be the issuer of debt securities under the indenture among the Company, as guarantor, Computershare Trust Company, National Association (as successor to Wells Fargo Bank, National Association), as trustee and the subsidiary listed below.

Subsidiary	Jurisdiction
Sabra Health Care Limited Partnership	Delaware